Exhibit (c)(ii)
Project Milos Discussion Materials June 2008

Table of Contents 1. Discussion Materials Appendix A. Illustrative Squeeze-Out Timeline

Discussion Materials Executive Summary Rocket is under no Rocket is under no immediate time pressure to merge with Milos immediate time pressure to merge with Milos f Rocket has a blocking position on any alternative proposals However, as the 2015 f Given Rocket’s existing commercial relationship with Milos, and its 55.8% ownership of renegotiation of Rocket’s Milos common stock, Rocket already has exposure to the Company’s standalone valuable commercial financial and operating performance, and has a blocking position on any rival bidders or alternative transaction proposals agreements with Milos approaches, Milos’ f However, industry dynamics, synergies, coordinating on production activities and other negotiating leverage with opportunities to add growth make consolidating with Milos an attractive option now Rocket will increase A negotiated approach is the preferred route, though Rocket possesses several potential unilateral alternatives f Publicly disclosing an offer letter is likely also preferable, since it would potentially motivate shareholders to pressure the Milos independent directors to negotiate with Rocket and would lock in a premium to Milos’ current price, minimizing the risk of a leak If Rocket publicly announces its offer, Milos may likely implement a comprehensive PR strategy marketing its standalone value creation potential as superior to Rocket’s offer f Rocket must anticipate this and prepare its own strategy and messaging, tailored to each of the key stakeholders Although the transaction is likely to require in excess of $40 billion of financing, funding the deal should not be difficult for Rocket 2

Discussion Materials Approach Key approach-related Rocket’s Chairman would commence the process via discussions with Milos’ decisions for Rocket include whether to publicly disclose CEO (and/or independent directors), during which Rocket’s interest, rationale its interest in Milos and and plans to submit a letter to Milos’ independent directors would be generally whether to proceed on a discussed negotiated or unilateral basis Shortly thereafter, if not immediately, Rocket would deliver a letter to Milos’ independent directors outlining its interest, offer value and recommendations regarding next steps Two critical process-related decisions for Rocket are: f Whether to publicly disclose the contents of its letter f Whether to approach Milos’ shareholders unilaterally, if any initial approach is met with silence, stonewalling or irrational price expectations 3

Discussion Materials Approach (cont’d.) Although a private offer Rocket Publicly Discloses Offer Rocket Does Not Disclose Offer potentially avoids public Merits Merits scrutiny, Rocket would be Potentially avoids unwanted public scrutiny f Publicly establishes an offer premium to the f subject to the risk of a leak current stock price and associated market expectations that Rocket close on a deal it initiated / fewer A public offer would inform – Locks in an offer premium based on “intangible” obstacles to terminating all Rocket and Milos an “unaffected” market price transaction discussions shareholders and lock in a f Evidences to the market Rocket’s initiative premium level, but may and commitment to complete the transaction Considerations create additional pressure f Eliminates initial news leakage risk and f Potentially forgoes Rocket’s control over on Rocket to close allows Rocket to control the form and form and substance of initial announcement substance of the initial market disclosure to market / increases risk that Milos (or a third party) may disclose Rocket’s bid in an f Like Ventana, will create shareholder unfavorable manner turnover into the hands of arbitrageurs and others motivated to see a transaction occur f Risk that a leak drives up “unaffected” stock price could cost Rocket billions of dollars f Non-Rocket Milos shareholders will pressure the Company’s Board to negotiate with Rocket, if Rocket’s initial offer is compelling Considerations f Impact on Rocket’s stock price – Given the deal’s size, public disclosure of the offer may impact Rocket’s stock price, based on the market’s assessment of the achievability of any synergy potential, pro forma competitiveness of Rocket vis-à-vis other pharma players and offer price level 4

Discussion Materials Approach (cont’d.) Although a negotiated While a unilateral approach can provide certain timing and efficiency benefits in approach is the preferred route, Rocket can preserve many deals, a negotiated transaction would likely be the preferable route in this the option of unilateral case alternatives by preparing for f Additionally, Rocket can preserve the option of a unilateral approach by preparing tender them simultaneously with offer documentation at the appropriate time during the negotiation period negotiations Negotiated Approach Unilateral Approach Using a tender offer structure, Rocket could put Ability to perform due diligence based on the decision directly to shareholders / additional confidential information regarding disintermediate Milos independent directors (who pipeline and prospects may impede the process) Engender more goodwill with Milos than in a f However, Rocket would be subject to paying unilateral situation “holdup value” to any shareholders who do not tender due to ongoing majority of minority f May enhance sense of trust and / or efficiency of obligation negotiations with independent directors Result would likely mean certain Milos f shareholders receive greater per share Avoid fiduciary risk associated with governance consideration than others notice / new independent director nomination Potential ability to close transaction more quickly unilateral alternatives than via negotiated route Equal treatment / price for all non-Rocket Other options include Rocket’s use of certain shareholders governance rights f However, such options involve substantial litigation risk 5

Discussion Materials

Pricing

- In determining an initial offer level, Rocket has the unique advantage of not needing to compete with other bidders or standalone proposals
  - Since Rocket owns a majority of Milos, Rocket could vote its shares against any alternative transaction
- Rocket's end-goal in making its offer is to obtain a favorable vote from a majority of the minority Milos shareholders
  - If Rocket fails to do this, it could subsequently strive to satisfy the value threshold equal to the average of the means of the ranges of fair value for Milos common stock as determined by two investment banks engaged by the independent directors
- Accordingly, the offer will need to provide Milos shareholders with a meaningful premium
  - Milos independent directors and their advisors will likely negotiate pricing using several benchmarks, including:
    - Precedent squeeze-out premiums
    - Analyst price targets / aspirational views of intrinsic value
    - Comparable public company trading multiples
    - Multiples paid in relevant precedent M&A transactions
    - Strategic value to Rocket of integration (e.g. sharing of synergy value with selling Milos shareholders)
- A review of precedent squeeze-out transactions suggests that Rocket will likely have to increase its initial offer price in order to acquire the minority Milos shares

Last Five Years Stock Price


Price ($)
Volume ('000s)
All-time high
$100.20
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
May-03
Aug-04
Nov-05
Mar-07
Jun-08

Greenhill

6

Discussion Materials Preliminary Valuation Summary Preliminary Valuation Summary EV / 2008E IBES EBITDA 9.0x 10.9x 12.7x 14.6x 16.5x 18.3x 20.2x 22.1x 23.9x 25.8x Comparable Company Analysis $65.49 $77.36 $100.20 (IBES)(1) Market All-Time High Current Analyst Price Targets(2) JP Morgan Analyst Discounted (3) $70.95 $87.49 Cash Flow Analysis 12-month Trading Current Share Price Lehman Brothers Wachovia Morgan Stanley Analyst (3) $75.29 $92.17 Natixis Discounted Cash Flow Analysis Broadpoint Capital Friedman, Billings Jefferies Credit Suisse Consensus target Squeeze-Out Premiums Paid price ($85.07) $77.80 $94.21 BMO Capital Analysis(4) Sanford Bernstein Ferris Baker Watts Merrill Lynch M&A Precedent Transactions RBC $113.55 $135.92 Analysis(5) Janney Montgomery Scott $73.11 Overall Average Current Lazard Price(6) Robert Baird & Co Oppenheimer M&A Premiums Paid Analysis(7) $92.31 $104.86 Banc of America Goldman Sachs Bear Stearns Piper Jaffray $50.00 $60.00 $70.00 $80.00 $90.00 $100.00 $110.00 $120.00 $130.00 $140.00 Rodman & Renshaw (1) Based on IBES projections and ranges of 2008E and 2009E EBITDA multiples of 12.0x to 14.0x and 11.0x to 13.0x and ranges of 2008E and 2009E P/E Thomas Weisel multiples of 20.0x to 22.0x and 18.0x to 20.0x, respectively UBS (2) Source: Bloomberg (3) Based on Wall Street projections to 2012, assumes an exit multiple range of 12.0x to 14.0x and discount rates of 8.5% - 10.5% Morgan Stanley (4) Based on squeeze out premiums paid in transactions with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the JP Morgan outstanding shares prior the transaction and sought 25-50% through the acquisition. Premiums represent one-day, one-week and one-month final offer premium ranges of 15.0% — 30.0% $60.00 $70.00 $80.00 $90.00 $100.00 $110.00 (5) Based on deal multiples from selected completed change-of-control biotech deals since 2004. Based on IBES projections and a range of LTM revenue multiples $ per share of 10.0x to 12.0x (6) Current price as of 6/5/2008 7 (7) Based on one-day and one-week change-of-control premium ranges of 30.0% — 40.0% and one-month change-of-control premium range of 45.0% — 55.0%

Discussion Materials

Milos Valuation Matrix

($ in millions except per share data)

Share Price	Prem / (Disc) to Current[1]	Prem / (Disc) to 52 Wk High	Prem / (Disc) to All Time High	Squeeze-Out Purchase Price[2]	FD Equity Value[3]	Enterprise Value[4]	Enterprise Value / Revenue			Enterprise Value / EBITDA		Price / Earnings	
							LTM	2008E	2009E	2008E	2009E	2008E	2009E
Statistic	$73.11	$82.20	$100.20			Milos Statistic	$11,944.0	$12,984.2	$14,108.2	$5,728.7	$6,193.6	$3,651.5	$4,129.8
$65.00	(11.1%)	(20.9%)	(35.1%)	$30,795.3	$68,962.6	$67,165.6	5.6x	5.2x	4.8x	11.7x	10.8x	18.9x	16.7x
$73.11	0.0%	(11.1%)	(27.0%)	$35,131.7	$78,061.1	$76,264.1	6.4x	5.9x	5.4x	13.3x	12.3x	21.4x	18.9x
$75.00	2.6%	(8.8%)	(25.1%)	$36,142.3	$80,181.5	$78,384.5	6.6x	6.0x	5.6x	13.7x	12.7x	22.0x	19.4x
$80.00	9.4%	(2.7%)	(20.2%)	$38,815.8	$85,791.0	$83,994.0	7.0x	6.5x	6.0x	14.7x	13.6x	23.5x	20.8x
$82.20	12.4%	0.0%	(18.0%)	$39,992.2	$88,259.1	$86,462.1	7.2x	6.7x	6.1x	15.1x	14.0x	24.2x	21.4x
$85.00	16.3%	3.4%	(15.2%)	$41,489.3	$91,400.4	$89,603.4	7.5x	6.9x	6.4x	15.6x	14.5x	25.0x	22.1x
$90.00	23.1%	9.5%	(10.2%)	$44,231.3	$97,078.4	$95,281.4	8.0x	7.3x	6.8x	16.6x	15.4x	26.6x	23.5x
$95.00	29.9%	15.6%	(5.2%)	$46,989.9	$102,772.8	$100,975.8	8.5x	7.8x	7.2x	17.6x	16.3x	28.1x	24.9x
$100.00	36.8%	21.7%	(0.2%)	$49,748.4	$108,467.3	$106,670.3	8.9x	8.2x	7.6x	18.6x	17.2x	29.7x	26.3x
$100.20	37.1%	21.9%	0.0%	$49,858.7	$108,695.1	$106,898.1	8.9x	8.2x	7.6x	18.7x	17.3x	29.8x	26.3x
$105.00	43.6%	27.7%	4.8%	$52,506.9	$114,161.8	$112,364.8	9.4x	8.7x	8.0x	19.6x	18.1x	31.3x	27.6x
$110.00	50.5%	33.8%	9.8%	$55,265.4	$119,856.2	$118,059.2	9.9x	9.1x	8.4x	20.6x	19.1x	32.8x	29.0x
$115.00	57.3%	39.9%	14.8%	$58,023.9	$125,550.7	$123,753.7	10.4x	9.5x	8.8x	21.6x	20.0x	34.4x	30.4x
$120.00	64.1%	46.0%	19.8%	$60,782.4	$131,245.1	$129,448.1	10.8x	10.0x	9.2x	22.6x	20.9x	35.9x	31.8x

Current | 52-Week High | All-Time High | Minority Squeeze-Outs Premium Median[5] | Core Comparable M&A Transactions Median[6]

Source: Company filings, Factset
(1) Current price as of 6/5/2008
(2) Assumes 587.2 million shares are currently held by Rocket
(3) FD equity value assumes 1,050.9 million shares outstanding and 88 million options outstanding at a weighted average exercise price of $61.61
(4) Based on net debt of ($1,797.0) million
(5) Minority squeeze-outs includes all completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition
(6) Core comparables are change-of-control transactions since 2004 involving targets with significant oncology franchises and greater than $1 billion equity value

Greenhill

8

Discussion Materials Public Relations / Announcement Strategy Rocket must be prepared to If Rocket publicly announces its offer, Milos will likely implement a comprehensive PR strategy counteract Milos’ likely PR marketing its standalone value creation potential as superior to Rocket’s offer strategy f PR will likely highlight the importance of continuing as an autonomous company, regardless of Rocket’s current majority equity stake in it As a result, Rocket must prepare its own PR strategy which achieves the following objectives: f Pre-empts Milos’ likely objections to the merger f Clearly articulates Rocket’s commitment to merge the two businesses f Signals to the market Rocket’s financial strength, formidable resources and strategic rationale for the transaction f Motivates Milos minority shareholders to pressure the Company’s Board to negotiate with Rocket f Induces all key stakeholders to support the transaction As part of its PR campaign, Rocket should address the diverse interests of key stakeholders Key Stakeholders Milos Rocket Others Board Shareholders Wall Street research analysts Management Employees Regulators Shareholders Business partners Media Employees / retirees Community partners Doctors and Patients Business partners Constituents of other Rocket Thought Leaders in the Scientific Majority-Held Investments Community Community partners Third Parties (Industry and Advocacy Groups) 9

Discussion Materials

Financing Considerations

Rocket's acquisition of the minority Milos shares outstanding could require as much as $40 billion or more, depending on the premium paid and minimum cash Rocket chooses to hold

Rocket could fund the transaction with excess net cash and incremental leverage

- Rocket would likely finance the transaction with excess cash on hand, with the remainder of the purchase price funded by debt
  - As of 12/31/2007, Rocket had $20.8 billion cash and equivalents and $5.9 billion total debt, representing $14.9 billion net cash[1]
    - However, approximately $5.3 billion of this cash represents Milos and Chugai's cash consolidated into Rocket's financial statements
    - Accordingly, Rocket's cash excluding Milos and Chugai cash is approximately $15.5 billion
    - Assuming Rocket retains $5 billion as minimum required cash, net cash available to fund the Milos transaction would be approximately $10.5 billion
  - Since Rocket already consolidates Milos' financial results into its own, a higher premium paid translates directly into higher leverage vis-à-vis the status quo
- Rocket's credit profile strongly suggests that raising financing for this purchase at reasonable terms would not be difficult
  - AA+ corporate credit rating
  - Significant cash flow – from both Rocket and Milos
  - Large-cap company well-positioned in its industry
- Additionally, lenders are actively seeking high-quality credits, given the recent slowdown in lending activity

($ in millions except per share data)

Offer Value Per Share	Premium to Current Price[2]	Squeeze-Out Purchase Price[3]	2008E Rocket / Milos Pro Forma Credit Statistics[1]		
			Total Debt[4]	Total Debt / EBITDA[5]	EBITDA[5] / Interest[6]
$80.00	9.4%	$38,815.8	$34,206.9	2.4x	6.5x
$85.00	16.3%	$41,489.3	$36,880.4	2.6x	6.0x
$90.00	23.1%	$44,231.3	$39,622.4	2.8x	5.5x
$95.00	29.9%	$46,989.9	$42,380.9	3.0x	5.1x
$100.00	36.8%	$49,748.4	$45,139.4	3.1x	4.8x
$105.00	43.6%	$52,506.9	$47,897.9	3.3x	4.5x
$110.00	50.5%	$55,265.4	$50,656.4	3.5x	4.3x
	Status Quo Rocket		**$5,904.8**	**0.4x**	**59.4x**

Source: Company filings
(1) Rocket financials converted at USD/CHF exchange rate of 0.860
(2) Current price as of 6/5/2008
(3) Based on 587.2 million shares currently held by Rocket, 1,050.9 million total basic shares outstanding as of 4/30/2008 and 88 million options outstanding at a weighted average exercise price of $61.61
(4) Status quo Rocket total debt based on current Rocket debt of $5,904.8 million. Assumes $10.3 billion of cash is retained by Rocket
(5) Based on Rocket 2008E EBITDA of $14,355.7 million as per JP Morgan research analyst model dated 6/2/2008
(6) Interest expense based on illustrative 7% rate on new debt raised plus status quo Rocket interest expense. Assumes status quo Rocket 2007A interest expense on debt of $241.7 million stays constant in 2008

Greenhill

10

Discussion Materials Financing Considerations Several factors suggest that There are several key considerations associated with securing financing now Rocket should not attempt to secure financing for the vis-à-vis at a subsequent point in time transaction prior to submitting an offer letter Information leakage is a key risk associated with securing financing now, since Rocket will likely compare pricing across multiple lenders, who will in turn involve numerous other parties to syndicate the loan f Even if Rocket markets the loan without naming the target, third parties are likely to deduce the target’s identity Merits of Approaching Early Considerations of Approaching Early Have virtual certainty regarding the Increased risk of information leakage availability, amount and cost of financing Forgo opportunity to lock in a potentially f However, if Rocket publicly discloses its lower interest rate in the future offer, Milos will likely take at least 2 – 3 months to organize its response and negotiate a transaction, leaving ample time for Rocket to secure financing 11

Table of Contents 1. Discussion Materials Appendix A. Illustrative Squeeze-Out Timeline 12

Illustrative Squeeze-Out Timeline Illustrative Squeeze-Out Timeline Week Beginning July August September October November December January February March April 7/21 7/28 8/4 8/11 8/18 8/25 9/1 9/8 9/15 9/22 9/29 10/6 10/13 10/20 10/27 11/3 11/10 11/17 11/24 12/1 12/8 12/15 12/22 12/29 1/5 1/12 1/19 1/26 2/2 2/9 2/16 2/23 3/2 3/9 3/16 3/23 3/30 4/6 4/13 4/20 4/27 NEGOTIATED MERGER Continue R internal pre-decision work R Board meeting Approach -Approach CEO and deliver letter to independent directors M Board Process / Organizing (4-12 weeks) -Committee of Independent Directors given authority to negotiate on behalf of M Board, financial and legal advisors hired Negotiations (4-8 weeks) -Negotiate confidentiality agreement, if necessary -Independent directors and advisors negotiate with R -Counsel prepares and negotiates merger agreement -Sign definitive merger agreement Shareholder approval process -Prepare proxy statement and file with SEC (within 20-30 days) -Receive SEC comments on proxy statement (2-4 weeks) -Revise proxy statement and clear SEC comments (2-6 weeks) -Set record date for shareholder meeting -Print and mail proxy statement to M shareholders -M Shareholder meeting (majority of minority) (4-6 weeks after mailing) Merger close TENDER OFFER First Steps -Preparation of TO documents -R publicly announces intention to launch TO -Commence TO SEC Process -Receive SEC comments on TO documents (2-4 weeks) -Revise documents and clear SEC comments (2-6 weeks) Tender Offer -M Board must publicly take a position as to TO (10 business days after TO launch) -TO must remain open for at least 20 business days -Closing of TO -Second step squeeze-out merger Legend Lower timing bound Potential upper timing bound 13 Note: Modifies DPW timeline for Base Case (Negotiated Merger) and Tender Offer